

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2018

James R. McLemore
President and Chief Executive Officer
MidSouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, LA 70501

  Re: MidSouth Bancorp, Inc.
    Registration Statement on Form S-3
    Filed August 29, 2018
    File No. 333-227109

Dear Mr. McLemore:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Financial Services

cc: Brad R. Resweber, Esq.